Exhibit 99.1

CHANGE TO PROPOSED AMENDMENT TO THE CONSTITUTION REGARDING VIRTUAL MEETINGS

Melbourne, Australia; November 15 and New York, USA; November 14, 2022: Mesoblast Limited refers to its Notice of Annual General Meeting and Explanatory Memorandum dated 24 October 2022. In light of having received notice of reservations by some proxy advisers about the proposed change to clause 37.1 of the Constitution to permit the Company to hold wholly virtual meetings, the Board has determined to remove from the amendments proposed to the constitution in Item 9 of the Notice of Meeting any capacity of the Company to hold a wholly virtual general meeting of shareholders.

All other proposed amendments to the Constitution will remain and be put to shareholders for approval at the 2022 AGM. The Board has made this determination as it considers the other proposed amendments to the constitution, which have not been the subject of any reported concern, too important to delay.

A revised copy of the constitution with the remaining marked up changes is available on the Company's website, https://mesoblast.com/agm2022.

The removal from the proposed amendments to the constitution of the permission of the Company to hold a wholly virtual general meeting of shareholders will not affect the validity of proxy forms, or any proxy votes, already submitted in respect of the resolution in Item 9 of the Notice of Meeting or the remaining items set out in the Notice.  Shareholders may withdraw or re-lodge any proxies previously lodged, should they wish to do so.  You should telephone the Company's Share Registry, Link Market Services, on +61 1300 554 474 if you would like to be sent an additional proxy form.

About Mesoblast

Mesoblast is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The Company has leveraged its proprietary mesenchymal lineage cell therapy technology platform to establish a broad portfolio of late-stage product candidates which respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process.

Mesoblast has a strong and extensive global intellectual property portfolio with protection extending through to at least 2041 in all major markets. The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide.

Mesoblast is developing product candidates for distinct indications based on its remestemcel-L and rexlemestrocel-L allogeneic stromal cell technology platforms. Remestemcel-L is being developed for inflammatory diseases in children and adults including steroid refractory acute graft versus host disease, biologic-resistant inflammatory bowel disease, and acute respiratory distress syndrome. Rexlemestrocel-L is in development for advanced chronic heart failure and chronic low back pain. Two products have been commercialized in Japan and Europe by Mesoblast’s licensees, and the Company has established commercial partnerships in Europe and China for certain Phase 3 assets.

Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast

Release authorized by the Chief Executive.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Road #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176

For more information, please contact:

Corporate Communications / Investors	Media
Paul Hughes	BlueDot Media
T: +61 3 9639 6036	Steve Dabkowski
E: investors@mesoblast.com	T: +61 419 880 486
E: steve@bluedot.net.au

Rubenstein
Tali Mackay
E: tmackay@rubenstein.com